Exhibit 99.1

NOTICE

Notice is hereby given that the Seventeenth Annual General Meeting of the Members of Rediff.com India Limited will be held on Wednesday, 12th September, 2012, at 10 a.m.(IST) at the Registered Office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the Audited Balance Sheet as at March 31, 2012 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors’ thereon.

2.	To appoint a Director in place of Mr. Rashesh Shah, Director retiring by rotation and being eligible, offers himself for reappointment.

3.	To appoint a Director in place of Diwan Arun Nanda, Director retiring by rotation and being eligible, offers himself for reappointment.

4.	To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s);

“RESOLVED that M/s Deloitte Haskins & Sells, Chartered Accountants (Reg. no. 117366W), Mumbai be and are hereby re-appointed as Statutory Auditors of Rediff.com India Limited and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors/Audit Committee of the Directors of the Company.”

SPECIAL BUSINESS

5.	To consider and if thought fit, to pass with or without modification, the following resolution as Ordinary resolutions:

“RESOLVED THAT Mr. M Madhavan Nambiar, who was appointed as an Additional Director w.e.f. 24th January, 2012 in terms of the Articles of Association of the Company and who by virtue of the provisions of section 260 of the Companies Act, 1956, holds office upto the date of the Annual General Meeting, being eligible, offers himself for appointment and in respect of whom the Company has received a notice in writing under section 257 of the Companies Act, 1956 proposing his candidature for the office of Director, be and is hereby appointed as Director of the Company.”

By Order of the Board
For Rediff.com India Limited

Place: Mumbai	/s/ Jyoti Ravi Sachdeva
Date: 14th August, 2012	Company Secretary & Associate Director Legal

NOTES:

1.	A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE ANNUAL GENERAL MEETING.

2.	The relative Explanatory Statement pursuant to the provisions of Section 173 of the Companies Act, 1956 for item Nos. 5 is enclosed and forms part of this Notice.

REDIFF.COM INDIA LTD

Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016

ATTENDANCE SLIP

Folio No.
No. of Shares held

I hereby record my presence at the Seventeenth Annual General Meeting of the Company being held at Registered Office at 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016 at 10.00 a.m. (IST) on Wednesday, 12th September, 2012.

Signature of attending Member/Proxy

Name:

Note: A member/proxy holder attending the meeting must bring the Attendance Slip to the meeting and hand it over at the entrance duly signed.

REDIFF.COM INDIA LTD

Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016

PROXY

I/We,                         , of                         in the district of                         being a member/members of the above Company hereby appoint             of             in the district of                         or failing him                         of                         in the district of                         as my/our Proxy to attend and vote for me/us and on my/our behalf at the Seventeenth Annual General Meeting of the Company to be held on Wednesday, 12th September, 2012 at 10a.m.(IST) and at any adjournment thereof.

Signed this                                         day of                     2011

Folio No.
No. of Shares held
Signature	Affix Re. 0.15 Revenue Stamp

This form is to be used in favour of* / against* the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.

*	Strike out whichever is not applicable.
Note: 1.	The Proxy must be returned so as to reach the registered office of the Company not less than 48 hours before the time for holding of the aforesaid meeting.
2.	A proxy need not be a member.